Exhibit 99.1

Baozun Announces Primary Listing on the Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, China, Nov. 01, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced that the Company’s voluntary conversion of its secondary listing status to a primary listing status on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective today. Baozun is now a dual primary listing company on both the Hong Kong Stock Exchange and the Nasdaq Global Select Market (“Nasdaq”).

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Today marks a significant milestone in our capital market journey. With a primary listing on the Hong Kong Stock Exchange, we anticipate further expanding our investor base, providing more liquidity for our securities and offering more convenience and flexibility to our investors and stakeholders.”

The Company’s American Depositary Shares (“ADS(s)”) listed on the Nasdaq and the Class A ordinary shares listed on the Hong Kong Stock Exchange (the “Class A Ordinary Share(s)”) are fungible, and investors can continue to choose to hold their shares in the form of ADSs traded on the Nasdaq or Class A Ordinary Shares traded on the Hong Kong Stock Exchange. ADSs and Class A Ordinary Shares are convertible in both directions, subject to certain limitations. The conversion between ADSs and Class A Ordinary Shares, in either direction, will generally be completed electronically within two Hong Kong/U.S. business days under normal circumstances. If you are an investor, please reach out to your broker for further information on procedures and costs for conversion between ADSs and Class A Ordinary Shares. If you are a broker, please reach out to JPMorgan Chase Bank, N.A., acting as Depositary in the U.S. or its Custodian in Hong Kong, to effect a conversion between ADSs and Class A Ordinary Shares. All costs attributable to effect a withdrawal of ADSs from or a deposit of Class A Ordinary Shares into the ADS program will be borne by the requesting investor.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notices or other documents published on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update such information, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com